 NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
(a company incorporated in the Cayman Islands with limited liability)

11/F, Ka Wah Bank Centre, 232 Des Voeux Road Central, Hong Kong
Fax: (852) 2868 4483

June 9, 2008

U.S. Securities and Exchange Commission
Washington, D.C. 20549-0404
Mail Stop 3561
Attn: Mr. William Choi and Ms. Yong Kim

Re:	Ninetowns Internet Technology Group Company Limited (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2006 Filed July 16, 2007 File No. 0-51025

Dear Mr. Choi and Ms. Kim:

We are pleased to set forth below the Company’s response to your comment letter dated December 31, 2007 (the “Comment Letter”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on July 16, 2007.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by the Company’s corresponding response.

Capitalized items used in this letter and not otherwise defined herein have the meaning ascribed to them in the 2006 Form 20-F.

*  *  *  *  *

Form 20-F for the year ended December 31, 2006

Item 15T.  Controls and Procedures, pages 97

1.
We note that your Chief Executive Officer and Chief Financial Officer conclude that your disclosure controls and procedures are effective at the reasonable assurance level to ensure that the information required to be disclosed in your periodic reports filed under the Exchange Act was recorded, processed, summarized and reported accurately and within the time periods specified by the Securities and Exchange Commission’s rules and regulations.  In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be discussed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Response:

The Company notes the comment and confirms to the Staff that our management, including our Chief Executive Officer and Chief Financial Officer, evaluated our disclosure controls and procedures for the fiscal year ended December 31, 2006 in accordance with our Disclosure Controls and Procedures Policy and concluded that our disclosure controls and procedures were also effective to ensure that information required to be discussed in the reports that we filed or submitted under the Exchange Act was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

The Company supplementally confirms to the Staff that the Company will continue to maintain such disclosure controls and procedures and evaluate the effectiveness of such at the end of each fiscal year.  Commencing with our 20-F filing for the year ended December 31, 2007 and in all our future filings, the Company will disclose clearly whether our disclosure controls and procedures are effective to ensure that (1) the information required to be disclosed by the Company in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported and within the time periods specified in the Commission’s rules and forms; and (2) information required to be discussed in the reports that we filed or submitted under the Exchange Act was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure so as to fully comply with the requirements of Exchange Act Rule 13a-15(e).

Financial Statements, page F-1

Balance Sheet, page F-3

2.
We note you have appropriated retained earnings for reserves pursuant to PRC laws that may not be distributed.  Please separately present your appropriated and unappropriated retained earnings on the face of your balance sheet.  Refer to Rule 5-02(31) of Regulation S-X.

Response:

In response to the Staff's comments, commencing with our 20-F filing for the year ended December 31, 2007 and in all our future filings the Company will revise the disclosure and separately present our retained earnings and statutory reserve on the face of the balance sheet with the required notes to the financial statements.

Consolidated Statements of Operating, page F-4

3.
Since your “Enterprise software” line item includes the sale of software products and customer maintenance services, please consider revising the title of this line item to indicate that it includes enterprise software and maintenance revenues.

Response:

Commencing with our 20-F filing for the year ended December 31, 2007 and in all our future filings the Company will revise the title of this line item to “Enterprise software and related customer maintenance service”.

4.
Please tell us why you have no cost of revenues for enterprise software.  As indicated on page F-14 of your filing, maintenance services, including salaries, employee benefits and overhead costs associated with employees providing the related services are included as costs of revenue.  As such, we would expect costs of maintenance services to be included in the enterprise software net revenues line item.

Response:

The cost of revenues for our enterprise software is mainly comprised of the following components:

•	production costs of compact discs that contain our standardized enterprise software;

•	packaging costs;

•	shipment costs; and

•	direct costs associated with the delivery of software maintenance services, including salaries, employee benefits and overhead costs associated with employees providing the related services.

In 2006, we changed our business model from distributing the software directly to end-users to distributing them through our franchisee network via the internet.  As such, the costs of revenues for our enterprise software reduced significantly as we incurred less disc production costs, packaging costs and shipment costs.  Additionally the franchisees have been providing a majority of our software maintenance services to customers for us. We therefore incurred declining direct costs to provide software maintenance services to customers.

As a result of the above factors, we incurred approximately RMB 94,000 of immaterial cost of revenues for enterprise software and related customers maintenance services and we have not presented separately this amount within cost of revenues.

Notes to Consolidated Financial Statements, page F-8

2. Summary of Principal Accounting Policies, page F-10

Revenue Recognition, page F-13

5.
We note that you recognize revenue from the sale of enterprise software on a straight-line basis since you do not have vendor-specific objective evidence (VSOE) to establish the fair values of undelivered elements.  Please tell us the specific items which remain undelivered at the time the software is delivered.

Response:

The Company accounts for the sales of enterprise software in accordance with American Institute of Certified Public Accountants, or AICPA, Statement of Position (SOP) 97-2, “Software Revenue Recognition”.  The revenue from sales of enterprise software products is recognized ratably over the relevant post-contract customer support period when the franchisee delivers and installs the enterprise software products to the end user.

We charge users of our iDeclare.CIQ product series a license fee of RMB4,500 per software package, which includes the following elements:

(1)	Elements delivered at the time of delivery and installation (which are concurrent) of software:

•	iDeclare software for completing the declaration process with CIQ electronically over the Internet;

•	Installation of iDeclare software;

•	User manuals of iDeclare software; and

•	Training for iDeclare software at the time of installation.

(2)	Elements undelivered at the time of delivery and installation of software:

•	after-sales software maintenance;

•	help-desk via telephone; and

•	unspecified enhancements of the software on a when-and-if-available basis.

Our customers receive the undelivered elements of our enterprise software over a one-year period commencing from the time of delivery and installation of the software.  Therefore revenue is recognized ratably over the one-year period on a straight-line basis in accordance with SOP 97-2.

6.
We note you have several franchises that sell your enterprise software products.  Please tell us how you ensure that delivery to the end-user has occurred for revenue recognition purposes.  In doing so, please describe your franchisee relationship to us with a typical example of a reseller transaction, including the shipment process.

Response:

We distribute our iDeclare software package through our franchisees through the Internet.  A typical example of a reseller transaction is as follows:

(1)	The sales department of the franchisee markets our iDeclare software to the prospective user.

(2)	When the franchisee’s sales department secures a sales order, the franchisee will download the iDeclare software from our server onto the user’s computer.

(3)	The franchisee’s sales department will report sales to the franchisee’s accounting department.

(4)	At the end of each month, the franchisee’s accounting department will calculate the total sales made for that month and submit a monthly sales report to our accounting department.

(5)
Our accounting department will check the accuracy of the monthly sales report and issue sales invoices to the franchisee.  As every user of our iDeclare software has to open an account with the CIQ’s electronic declaration platform which is operated by iTowNet, before such user can use our software we know the total number of new accounts for any given month from iTowNet, and we cross check this figure against the monthly sales information reported by the franchisees.  Through these procedures, we can check whether delivery to the end-user has occurred for revenue recognition purposes.  We have not historically found any significant exceptions from the relevant procedures and are satisfied that our revenue recognition has been properly accounted for.

The revenue from sales of enterprise software products is recognized ratably over the relevant post-contract customer support period when the franchisee delivers and installs the enterprise software products to end user.

7. Acquired Intangible Assets, Net, page F-20

7.
Please tell us and disclose in future filings, what the line item “acquired software” represents.  Specifically tell us whether this is software acquired for resale or software acquired for internal use.  Also, tell us why this is classified as an intangible.

Response:

The Company respectfully submits that "Acquired Software" represented the perpetual license of "Dongguan iDeclare Version 1.0 " acquired from the Department Service Center of Dongguan Entry-Exit Inspection and Quarantine Bureau (“Dongguan CIQ”) pursuant to a computer software copyright assignment agreement (the “Agreement”) entered into between Ninetowns Ports and Dongguan CIQ on November 10, 2006.  A copy of the Agreement was set out in Exhibit 4.74 to our 2006 Form 20-F.  The Acquired Software is only used internally by the Company.

The Company acquired the exclusive license for the “Acquired Software” for RMB17 million.  We subsequently completed the registration of the license of the “Acquired Software” in the name of Ninetowns Ports on February 15, 2007.  We consider the “Acquired Software” to be software license that has no physical existence and would provide future economic benefit.  It meets the definition of intangible assets as set out under SFAS 142 "Goodwill and Other

Intangible Assets".  Accordingly, we classified the “Acquired Software” as intangible assets in our audited financial statements for the year ended December 31, 2006.

The Company will revise the line item “Acquired Software” accordingly to “Purchased software for internal use”.  Commencing with our 20-F filing for the year ended December 31, 2007 and in all our future filings, the nature of “Purchased software for internal use” will be disclosed.

Exhibits 12.1 and 12.2

8.
Please revise your future filings so that your certifications read exactly as set forth in Instruction 12 to Exhibits of Form 20-F.  Specifically, you should replace the word “Registrant” with “company”.

Response:

The Company notes the Staff’s comment and will ensure our certifications to read exactly as set forth in Instruction 12 to Exhibits of Form 20-F in our future filings.

*  *  *  *  *
We appreciate the consideration that the Staff has shown in reviewing the Company’s 2006 Form 20-F and acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions or requires any additional information, please feel free to contact the undersigned at +852 9021 9597 (telephone), +852 2868 4483 (facsimile) or tomfork@ninetowns.com (email).

Very truly yours,

/s/ Tommy S.L. Fork
Tommy S.L. Fork
Chief Financial Officer
Ninetowns Internet Technology Group Company Limited

c.c.	Taylor Kwok Yan Lam Deloitte Touche Tohmatsu CPA Ltd. David S. Wang Paul, Hastings, Janofsky & Walker LLP Shuang Wang Mark Ming Hsun Lee Ninetowns Internet Technology Group Company Limited